NEWS RELEASE

Canarc Closes CA$1.1 Million Private Placement Financing

Vancouver, Canada – July 25, 2007 - Canarc Resource Corp. (TSX: CCM: OTC-BB: CRCUF, DBFrankfurt: CAN) announces that it has now closed the recently announced non-brokered private placement equity financing for a total of CA$1.1 million.

The private placement consisted of 2,200,000 units priced at CA$0.52 each for gross proceeds of CA$1,144,000. Each unit consisted of one common share and one half of a share purchase warrant. Each full warrant is exercisable to purchase an additional common share at an exercise price of CA$0.65 for a one year period from the date of closing. Finders’ fees of 6% totaling $32,760 were paid for a portion of the private placement. The units will be subject to the standard four month hold period.  The financing was well oversubscribed but management elected to close only the previously announced amount so as to minimize shareholder dilution.

Canarc will use the net proceeds to explore its Providencia/Los Arrastres and Santiago gold projects in Mexico, to acquire additional strategic gold properties in Mexico, and for working capital. Phase 1 exploration work, including geological mapping, rock sampling, geochemical soil sampling and hand trenching is now underway on the Los Arrastres portion of the Providencia project in order to identify top priority targets for drilling within the next two months.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its 1.15 million oz New Polaris gold project in north-western British Columbia to the feasibility stage and on acquiring attractive near-term gold exploration and mining projects in Mexico.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.